July 13, 2023

Ms. Babette Cooper

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:         Ellington Financial Inc.

Form 10-K for the Fiscal Year Ending December 31, 2022

Filed March 1, 2023

File No. 001-34569

Dear Ms. Cooper:

Set forth below are the responses of Ellington Financial Inc. (the “Company,” “we,” “us,” or “our”) to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated June 28, 2023, with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2022 (the “Form 10-K”) filed with the Commission on March 1, 2023, under File No. 001-34569.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Form 10-K, unless otherwise specified.

Form 10-K for the Fiscal Year Ending December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations

Adjusted Distributable Earnings, page 97

1. Please tell us and enhance your disclosure to clarify the nature of the adjustment titled "Non-capitalized transaction costs and other expense adjustments." Provide us with the various components of this adjustment for the year ended December 31, 2022 and the three months ended March 31, 2023. To the extent you believe any of these individual items are quantitatively significant, please consider separately quantifying such items in future filings and in your earnings press release.

RESPONSE: We respectfully advise the Staff that as part of our computation of Adjusted Distributable Earnings, we adjust net income for certain expense items, including non-capitalized transaction costs, non-cash equity compensation expense, and certain expense items that are of a non-recurring nature which are included in the line item, Non-capitalized transaction costs and other expense adjustments (the “Adjustment”).

“Non-capitalized transaction costs” include expenses, generally professional fees, incurred in connection to the acquisition of investments and the issuance of long-term debt. We do not consider these expenses as part of our core operations as they are akin to realized losses incurred at the time of acquisition/issuance. For the year ended December 31, 2022 and for the three-month period ended March 31, 2023, such non-capitalized transaction costs included in the Adjustment that related to investments acquired totaled $4.1 million and $0.7 million, respectively. For the year ended December 31, 2022, the amount of non-capitalized transaction costs related to the issuance of long-term debt (also referred to as debt issuance costs in the Form 10-K) included in the Adjustment were $9.9 million; no such costs were incurred during the three-month period ended March 31, 2023.

“Non-cash equity compensation” includes non-cash expenses related to the vesting of long-term incentive plan units and employee stock options. For the year ended December 31, 2022 and for the three-month period ended March 31, 2023, such non-cash equity compensation costs included in the Adjustment were $1.5 million and $0.4 million, respectively.

“Other expense adjustments” for the periods listed include expenses, including non-recurring professional fees, associated with the initial consolidation and integration of Longbridge Financial, LLC (“Longbridge”) in connection with the Company’s acquisition of a controlling stake in Longbridge in the fourth quarter of 2022. For the year ended December 31, 2022 and for the three-month period ended March 31, 2023, such business transaction integration costs included in the Adjustment were $0.3 million and $1.1 million, respectively.

“Other expense adjustments” also includes various other expenses, such as the non-cash expense related to the amortization of the Company’s intangible assets. For the year ended December 31, 2022 and for the three-month period ended March 31, 2023, such expenses included in the Adjustment were $0.6 million and $0.5 million, respectively.

To address the Staff’s comment, in future filings, we plan to enhance our disclosure and provide further clarification regarding the nature of the expenses included in the Adjustment. Additionally, in future filings, we will provide additional quantitative information identifying the larger components of the Adjustment for each period. The following is an excerpt from the Form 10-K revised to provide an example of the enhanced disclosure we expect to provide in future filings (disclosure added to reflect our response to this Comment 1 is denoted by underline):

Adjusted Distributable Earnings

Beginning with the financial results for the quarter ended June 30, 2022, the supplemental non-GAAP financial measure that we previously referred to as "Core Earnings," we now refer to as "Adjusted Distributable Earnings." We calculate Adjusted Distributable Earnings as U.S. GAAP net income (loss) as adjusted for: (i) realized and unrealized gain (loss) on securities and loans, REO, mortgage servicing rights, financial derivatives (excluding periodic settlements on interest rate swaps), any borrowings carried at fair value, and foreign currency transactions; (ii) incentive fee to affiliate; (iii) Catch-up Premium Amortization Adjustment (as defined below); (iv) non-cash equity compensation expense; (v) provision for income taxes; (vi) certain non-capitalized transaction costs; and (vii) other income or loss items that are of a non-recurring nature. For certain investments in unconsolidated entities, we include the relevant components of net operating income in Adjusted Distributable Earnings. The Catch-up Premium Amortization Adjustment is a quarterly adjustment to premium amortization triggered by changes in actual and projected prepayments on our Agency RMBS (accompanied by a corresponding offsetting adjustment to realized and unrealized gains and losses). The adjustment is calculated as of the beginning of each quarter based on our then-current assumptions about cashflows and prepayments, and can vary significantly from quarter to quarter. Non-capitalized transaction costs include expenses, generally professional fees, incurred in connection with the acquisition of an investment or issuance of long-term debt. For the contribution to Adjusted Distributable Earnings from Longbridge, we adjust Longbridge's contribution to our net income in a similar manner, but we include in Adjusted Distributable Earnings certain realized and unrealized gains (losses) from Longbridge's origination business ("gain-on-sale income").

Adjusted Distributable Earnings is a supplemental non-GAAP financial measure. We believe that the presentation of Adjusted Distributable Earnings provides information useful to investors, because: (i) we believe that it is a useful indicator of both current and projected long-term financial performance, in that it excludes the impact of certain current-period earnings components that we believe are less useful in forecasting long-term performance and dividend-paying ability; (ii) we use it to evaluate the effective net yield provided by our investment portfolio, after the effects of financial leverage and by Longbridge, to reflect the earnings from its reverse mortgage origination and servicing operations; and (iii) we believe that presenting Adjusted Distributable Earnings assists investors in measuring and evaluating our operating performance, and comparing our operating performance to that of our residential mortgage REIT and mortgage originator peers. Please note, however, that: (I) our calculation of Adjusted Distributable Earnings may differ from the calculation of similarly titled non-GAAP financial measures by our peers, with the result that these non-GAAP financial measures might not be directly comparable; and (II) Adjusted Distributable Earnings excludes certain items that may impact the amount of cash that is actually available for distribution.

In addition, because Adjusted Distributable Earnings is an incomplete measure of our financial results and differs from net income (loss) computed in accordance with U.S. GAAP, it should be considered supplementary to, and not as a substitute for, net income (loss) computed in accordance with U.S. GAAP.

Furthermore, Adjusted Distributable Earnings is different from REIT taxable income. As a result, the determination of whether we have met the requirement to distribute at least 90% of our annual REIT taxable income (subject to certain adjustments) to our stockholders, in order to maintain our qualification as a REIT, is not based on whether we distributed 90% of our Adjusted Distributable Earnings.

In setting our dividends, our Board of Directors considers our earnings, liquidity, financial condition, REIT distribution requirements, and financial covenants, along with other factors that the Board of Directors may deem relevant from time to time.

The following table reconciles, for the year ended December 31, 2022, our Adjusted Distributable Earnings by strategy to the line on our Consolidated Statement of Operations entitled Net Income (Loss), which we believe is the most directly comparable U.S. GAAP measure:

	Year Ended December 31, 2022
(In thousands, except per share amounts)	Investment Portfolio	Longbridge	Corporate/ Other	Total
Net Income (Loss)	$(59,110)	$14,492	$(26,251)	$(70,869)
Income tax expense (benefit)	—	—	(17,716)	(17,716)
Net income (loss) before income tax expense (benefit)	(59,110)	14,492	(43,967)	(88,585)
Adjustments:
Realized (gains) losses, net(1)	(5,103)	—	(73)	(5,176)
Unrealized (gains) losses, net(2)	184,621	—	(37,842)	146,779
Unrealized (gains) losses on HMBS MSR Equivalent, net of hedge (gains) losses(3)	—	(15,319)	—	(15,319)
Bargain purchase (gain)	(7,932)	—	—	(7,932)
Negative (positive) component of interest income represented by Catch-up Premium Amortization Adjustment	(4,115)	—	—	(4,115)
Non-capitalized transaction costs and other expense adjustments(5)	10,132	1,485	4,760	16,377
(Earnings) losses from investments in unconsolidated entities	63,614	—	—	63,614
Adjusted distributable earnings from investments in unconsolidated entities(4)	11,982	—	—	11,982
Total Adjusted Distributable Earnings	$194,089	$658	$(77,122)	$117,625
Dividends on preferred stock	—	—	15,292	15,292
Adjusted Distributable Earnings attributable to non-controlling interests	469	5	1,274	1,748
Adjusted Distributable Earnings Attributable to Common Stockholders	$193,620	$653	$(93,688)	$100,585
Adjusted Distributable Earnings Attributable to Common Stockholders, per share	$3.23	$0.01	$(1.56)	$1.68

(1)	Includes realized (gains) losses on securities and loans, REO, MSRs, financial derivatives (excluding periodic settlements on interest rate swaps and foreign currency transactions which are components of Other Income (Loss) on the Consolidated Statement of Operations.

(2)	Includes unrealized (gains) losses on securities and loans, REO, MSRs, financial derivatives (excluding periodic settlements on interest rate swaps), borrowings carried at fair value, and foreign currency transactions which are components of Other Income (Loss) on the Consolidated Statement of Operations.

(3)	Represents net change in fair value of HMBS MSR Equivalent attributable to changes in market conditions and model assumptions. This adjustment is also net of (gains) losses on HMBS MSR hedging instruments, which are components of realized and/or unrealized gains (losses) on financial derivatives, net.

(4)	Includes net interest income and operating expenses for certain investments in unconsolidated entities.

(5)	Includes non-capitalized transaction costs of $14.0 million (of which $9.9 million constitute debt issuance costs), $1.5 million of non-cash equity compensation expense, and $0.9 million of various other expenses including various expenses related to the integration of Longbridge.

Liquidity and Capital Resources, page 98

2. It appears that your dividends exceed your net cash provided by operating activities for the years ended December 31, 2022 and 2021 and for the three months ended March 31, 2023. Please tell us what consideration you gave to disclosing the specific sources of cash used to make dividend payments and the amount from each source including cash from operations.

RESPONSE: Our dividend payments are supported by cash inflows from multiple sources, including cash flows from operating, investing, and financing activities. Our sources of cash flow have been and continue to be diversified, and such sources of cash flow have been maintained, and are expected to continue to be maintained, at levels far in excess of what has been needed to make our dividend payments. As explained below, we have provided significant disclosure in our public filings concerning the sources of cash for many uses, including making dividend payments. That said, upon further reflection in light of the Staff’s question, we intend to enhance our disclosure as set forth below.

In the Liquidity and Capital Resources section of Management’s Discussion and Analysis (the “MD&A”) of our previous filings for each of the relevant periods, we provide the reader with a detailed description of the contributing components of our overall change in cash on hand. This section summarizes the Company’s sources and uses of cash (the “Cash Flow Summary”); the following is such disclosure for the year ended December 31, 2022, as disclosed on page 104 of the Form 10-K:

“For the year ended December 31, 2022, our operating activities provided net cash in the amount of $42.7 million and our investing activities used net cash in the amount of $1.753 billion. Our repo activity used to finance many of our investments (including repayments of amounts borrowed under our repos) provided net cash of $702.2 million. We received $1.370 billion in proceeds from the issuance of Total other secured borrowings. We used $508.0 million for principal payments on our Total other secured borrowings. Thus our operating and investing activities, when combined with our repo financings and Other secured borrowings (net of repayments), used net cash of $145.3 million for the year ended December 31, 2022. We received proceeds from HMBS-related obligations of $424.7 million and used $235.1 million for principal payments on HMBS-related obligations. We received proceeds from the issuance of Senior notes, at fair value of $206.4 million, net of debt issuance costs, proceeds from the issuance of common and preferred stock, net of underwriters' discounts and commissions, agent commissions, and offering costs paid, of $99.1 million, and contributions from non-controlling interests of $9.8 million. We used $123.1 million to pay dividends, $19.9 million for distributions to non-controlling interests (our joint venture partners), $86.0 million for repayment of senior notes, and $1.7 million to repurchase common stock. As a result there was an increase in our cash holdings of $129.0 million, from $92.8 million as of December 31, 2021 to $221.9 million as of December 31, 2022.”

As mentioned above, upon further reflection in light of the Staff’s question, we intend to enhance our disclosure by inserting an additional paragraph in the Liquidity and Capital Resources section of our MD&A, immediately following the tables setting forth our dividend distributions for the relevant periods, and then moving the Cash Flow Summary to follow that new paragraph. For illustrative purposes, this additional paragraph would have read as follows in the Form 10-K:

At those times when cash flows from the Company’s operating activities are insufficient to fund its dividend payments, the Company funds such dividend payments through cash flows from its investing and/or financing activities, and in some cases from additional cash on hand. The following paragraphs summarize the Company’s cash flows for the years ended December 31, 2022, 2021, and 2020.

An instructive example of a source of cash not reflected in operating activities arises from entities in which we have an equity interest that are accounted for as equity method investments, and for which we have elected the fair value option provided for under ASC 825, Financial Instruments. Certain of these entities regularly generate significant net interest income and other operating cash flows, but under GAAP, as investments accounted for under the fair value option, the distributions from such entities are included in our cash flows from investing activities. These distributions have been, and are expected to continue to be, a significant source of cash inflows; for the year ended December 31, 2022, "Distributions from investments in unconsolidated entities” totaled approximately $224 million.

Another example arises from our financial derivative contracts, many of which were originally established to protect against changes in the shape of the yield curve and the resultant impact on our net interest income. For the year ended December 31, 2022, cash provided by “Proceeds from financial derivatives” net of “Payments on financial derivatives” (each shown separately on the Consolidated Statements of Cash Flows) totaled approximately $110 million. However under GAAP, such net cash proceeds from our interest rate derivatives are included in cash flows from investing activities.

Further, large portions of our portfolio (such as residential transition loans, commercial mortgage bridge loans, and consumer installment loans) have relatively short average lives and generate significant free cash flow from principal payments. For example, and as shown in our Consolidated Statements of Cash Flows, “Proceeds from principal payments of securities” and “Proceeds from principal payments of loans” totaled over $1.35 billion for the year ended December 31, 2022. Finally, and as disclosed in our public filings, we have generally managed our investment portfolio with high levels of portfolio turnover and significant cash and unencumbered assets on hand.

We believe that we have structured our portfolio and our overall business in a manner that should enable us to continue to benefit from an abundance of sources of cash flow, both to pay our dividends and for other purposes.

Within the Liquidity and Capital Resources section of the Form 10-K, we provide the following additional disclosure related to our sources of cash and their adequacy to meet our liquidity needs:

On page 98: “Our capital resources primarily include cash on hand, cash flow from our investments (including principal and interest payments received on our investments and proceeds from the sale of investments), borrowings under repos and other secured borrowings, and proceeds from equity and debt offerings. We expect that these sources of funds will be sufficient to meet our short-term and long-term liquidity needs.”

On page 104: “Based on our current portfolio, amount of free cash on hand, debt-to-equity ratio, and current and anticipated availability of credit, we believe that our capital resources will be sufficient to enable us to meet anticipated short-term and long-term liquidity requirements.”

The Company also details within the Liquidity and Capital Resources section of our MD&A, its sources of capital, providing a detailed discussion of the Company’s financing arrangements, stock issuances, and issuances of long-term debt.

In conclusion, in consideration of the Staff’s question, in future filings, we will enhance our disclosures around the sources of cash used to make dividend payments as described above.

Notes to Consolidated Financial Statements

Significant Accounting Policies, page 121

3. We note your disclosure on page 175 that the weighted average interest rate on the Company's HMBS-related obligations was 5.23 % as of December 31, 2022. Please tell us your accounting policy for recording and presenting such interest expense in the financial statements. Further, please tell us what consideration you gave to disclosing this accounting policy or tell us where such information is disclosed.

RESPONSE: We respectfully advise the Staff that we have elected the fair value option for our HMBS-related obligations as provided for under ASC 825, Financial Instruments, and have elected to present all components of profit and loss resulting from HMBS-related obligations, including changes in fair value and interest expense on an aggregate basis, in “Net change related to HMBS obligations, at fair value” on the Consolidated Statement of Operations. In the Form 10-K, the Company included the following disclosure on page 171: “In accordance with ASC 860-10, the transfer of the loans to the HMBS securitization vehicle does not qualify as a sale as the Company has not surrendered control over transferred financial assets. As a result, the transfer of the loans is accounted for as secured borrowings for which the Company has elected the FVO. Such secured borrowings are included in HMBS-related obligations, at fair value, and the related collateral is included as a component of Loans, at fair value, on the Consolidated Balance Sheet. Changes in fair value are recorded in net change related to HMBS obligations, at fair value on the Consolidated Statement of Operations.”

The Company agrees with the Staff that its policy for recording interest expense related to its HMBS obligations was not explicit in the Form 10-K and in response to the Staff’s comment, the Company advises that, for future periodic filings, the Company will include enhanced disclosure for its policy on interest expense related to HMBS obligations. The Company will revise its disclosure as follows (revisions to the disclosure from page 122 of the Form 10-K are indicated by underline):

“In accordance with ASC 860-10, the transfer of the loans to the HMBS securitization vehicle does not qualify as a sale as the Company has not surrendered control over transferred financial assets. As a result, the transfer of the loans is accounted for as secured borrowings for which the Company has elected the FVO. Such secured borrowings are included in HMBS-related obligations, at fair value, and the related collateral is included as a component of Loans, at fair value, on the Consolidated Balance Sheet. The Company recognizes interest expense on such HMBS-related obligations based on the stated rate of the respective HMBS. Interest expense and changes in fair value are aggregated and recorded in net change related to HMBS obligations, at fair value on the Consolidated Statement of Operations.”

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at (203)-698-1200.

Very truly yours,

/s/ JR Herlihy

JR Herlihy

Chief Financial Officer

cc:          Laurence Penn

Alaael-Deen Shilleh

Daniel M. LeBey